Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2015

0366A6/nr

Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The Directors hereby submit their report to the members together with the audited financial statements of the Company for the financial year ended 31 December 2015.

PRINCIPAL ACTIVITIES

The principal activities of the Company are processing and sale of biodiesel products.

FINANCIAL RESULTS

	RM
Loss for the financial year	(1,389,878)

DIVIDEND

No dividend has been paid or declared by the Company since the end of the previous financial year. The Directors do not recommend the payment of any dividend for the financial year ended 31 December 2015.

RESERVES AND PROVISIONS

All material transfers to and from reserves or provisions during the financial year are shown in the financial statements.

ISSUANCE OF SHARES

During the financial year, the Company increased its authorised share capital from RM400,000 to RM100,000,000 by creation of 99,600,000 ordinary shares of RM1 each.

Subsequently, on 3 June 2015, the Company increased its issued and paid-up share capital from RM100 to RM51,606,475 by way of issuance of 51,606,375 ordinary shares of RM1 each, out of which, 29,343,002 of the ordinary shares was issued for cash, 2,484,048 ordinary shares via conversion of advances from the immediate holding company, Felda Global Ventures Downstream Sdn. Bhd. and the shareholders, M2 Capital Sdn Bhd and Benefuel International Holdings S.A.R.L, and 19,779,325 ordinary shares by consideration other than in cash.

The issuance of shares was made to partially finance the acquisition of a biodiesel plant in Kuantan including the relevant retrofitting and refurbishment works necessary to bring the plant to its intended use.

The new ordinary shares issued during the financial year ranked pari passu in all respects with the existing ordinary shares of the Company.

DIRECTORS

The Directors who have held office during the financial year are as follows:

Tan Sri Hj Mohd Isa Dato' Hj Abdul Samad
Dato' Mohd Emir Mavani Bin Abdullah
Swaminathan A/L S. Mahalingam
Robert B. Tripp
Thomas Lovett Ryley
(Alternate Director to Robert B. Tripp)
Dato' Zakaria Bin Arshad (Appointed on 11 February 2015)
Nora Azmin Binti Radzuan (Resigned on 10 February 2015)

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, being arrangements with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit (other than as disclosed in Note 6 to the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a Company in which he has a substantial financial interest, except that certain Directors received remuneration from the Company's immediate holding company and ultimate holding company.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the Register of Directors' Shareholdings, the Directors who held office at the end of the financial year and their interest in shares of the Company's related corporations are as follows:

Shareholdings in Felda Global Ventures Holdings Berhad, ultimate holding company

	Number of ordinary shares of RM1.00 each			
	At 1.1.15	Acquired	(Disposed)	At 31.12.15
Tan Sri Hj Mohd Isa Dato' Hj Abdul Samad	180,000	-	-	180,000
Dato' Mohd Emir Mavani Abdullah	150,000	-	-	150,000

DIRECTORS' INTEREST IN SHARES AND DEBENTURES (CONTINUED)

Shareholdings in MSM Malaysia Holdings Berhad, related company

	Number of ordinary shares of RM0.50 each			
	At 1.1.15	Acquired	(Disposed)	At 31.12.15
Tan Sri Hj Mohd Isa Dato' Hj Abdul Samad	20,000	-	-	20,000

Other than as disclosed above, according to the Register of Directors' Shareholdings, the Directors in office at the end of the financial year did not hold any interest in shares and options over shares in the Company, or shares, options over shares and debentures of its related corporations during the financial year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the statement of comprehensive income and statement of financial position of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Company had been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may affect the ability of the Company to meet their obligations when they fall due.

At the date of this report, there does not exist:

(a) any charge on the assets of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Company which has arisen since the end of the financial year.

Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS (CONTINUED)

At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors,

(a) the results of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Company for the financial year in which this report is made.

ULTIMATE HOLDING COMPANY

The Directors regard Felda Global Ventures Downstream Sdn. Bhd. and Felda Global Ventures Holdings Berhad, a company listed on the Main Market of Bursa Malaysia Securities Berhad, as the immediate and ultimate holding companies, respectively. Both companies are incorporated in Malaysia.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed on behalf of the Board of Directors in accordance with a resolution dated 29 March 2016.

TAN SRI HJ MOHD ISA DATO' HJ ABDUL SAMAD
DIRECTOR

DATO' ZAKARIA BIN ARSHAD
DIRECTOR

Kuala Lumpur

Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

We, Tan Sri Hj Mohd Isa Dato' Hj Abdul Samad and Dato' Zakaria Bin Arshad, the two Directors of FGV Green Energy Sdn Bhd, state that, in the opinion of the Directors, the financial statements set out on pages 8 to 36 are drawn up so as to give a true and fair view of the financial position of the Company as at 31 December 2015 and of the financial performance and cash flows of the Company for the financial year ended on that date in accordance with Malaysian Financial Reporting Standards, International Financial Reporting Standards and the requirements of the Companies Act, 1965.

Signed on behalf of the Board of Directors in accordance with a resolution dated 29 March 2016.

TAN SRI HJ MOHD ISA DATO' HJ ABDUL SAMAD
DIRECTOR

DATO' ZAKARIA BIN ARSHAD
DIRECTOR

STATUTORY DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, Ahmad Tifli Bin Dato' Haji Mohd Talha, the officer primarily responsible for the financial management of FGV Green Energy Sdn Bhd, do solemnly and sincerely declare that the financial statements set out on pages 8 to 36 are, in my opinion, correct, and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

AHMAD TIFLI BIN DATO' HAJI
MOHD TALHA

Subscribed and solemnly declared by the abovenamed Ahmad Tifli Bin Dato' Haji Mohd Talha, at Kuala Lumpur in Malaysia on 29 March 2016.

PESURUHJAYA SUMPAH
W607
GURDEEP SINGH
A/L JAG SINGH
COMMISSIONER FOR OATHS
MALAYSIA

5B, JALAN RAKYAT
(JALAN TRAVERS)
BRICKFIELDS
50470 KUALA LUMPUR

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF
FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)
(Company No: 1104073-D)

REPORT ON THE FINANCIAL STATEMENTS

We have audited the financial statements of FGV Green Energy Sdn Bhd on pages 8 to 36 which comprise the statement of financial position as at 31 December 2015 of the Company, and the statement of comprehensive income, statement of changes in equity and statement of cash flows of the Company for the financial year ended, and a summary of significant accounting policies and other explanatory notes, as set out on Notes 1 to 24.

Directors' Responsibility for the Financial Statements

The Directors of the Company are responsible for the preparation of financial statements so as to give a true and fair view in accordance with the Malaysian Financial Reporting Standards, International Financial Reporting Standards and the requirements of the Companies Act, 1965 in Malaysia. The Directors are also responsible for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers (AF 1146), Chartered Accountants,
Level 10, 1 Sentral, Jalan Rakyat, Kuala Lumpur Sentral, P.O. Box 10192, 50706 Kuala Lumpur, Malaysia
T: +60 (3) 2173 1188, F: +60 (3) 2173 1288, www.pwc.com/my

pwc

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF
FGV GREEN ENERGY SDN BHD (CONTINUED)
(Incorporated in Malaysia)
(Company No: 1104073-D)

REPORT ON THE FINANCIAL STATEMENTS (CONTINUED)

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of 31 December 2015 and of its financial performance and cash flows for the financial year then ended in accordance with the Malaysian Financial Reporting Standards, International Financial Reporting Standards and the requirements of the Companies Act, 1965 in Malaysia.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

In accordance with the requirements of the Companies Act, 1965 in Malaysia, we also report that, in our opinion, the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

OTHER MATTERS

This report is made solely to the members of the Company, as a body, in accordance with Section 174 of the Companies Act, 1965 in Malaysia and for no other purpose. We do not assume responsibility to any other person for the content of this report.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

AZIZAN BIN ZAKARIA
(No. 2930/05/16 (J))
Chartered Accountant

Kuala Lumpur
29 March 2016

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

STATEMENT OF COMPREHENSIVE INCOME FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2015

	Note	Financial year ended 31.12.2015 RM	Financial period from 8.8.2014 (date of incorporation) to 31.12.2014 RM
Other income	5	14	8,711
Administrative expenses		(1,377,892)	(5,533)
(Loss)/profit before taxation	6	(1,377,878)	3,178
Taxation	7	(12,000)	(83)
Net (loss)/profit and total comprehensive (loss)/ income for the financial year/period		(1,389,878)	3,095

Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2015

	Note	2015 RM	2014 RM
ASSETS			
Non-current assets			
Property, plant and equipment	8	93,010,866	1,591,977
Intangible assets	9	10,864,500	-
		103,875,366	1,591,977
Current assets			
Receivables	10	135,322	708,300
Deposits, cash and bank balances	11	5,657,867	891,617
Advance to a related company	12	71,050,000	-
		76,843,189	1,599,917
Total assets		180,718,555	3,191,894
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	13	51,606,475	100
Accumulated losses		(1,386,783)	3,095
Total equity		50,219,692	3,195
Current liabilities			
Payables	14	5,254,805	704,349
Advances from shareholders	15	52,445	2,484,350
Amount due to ultimate holding company	16	302	-
Amounts due to other related companies	16	135,773	-
Loan from a related company	17	125,055,538	-
Total liabilities		130,498,863	3,188,699
Total equity and liabilities		180,718,555	3,191,894

Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2015

	Note	Issued and paid up share capital Ordinary shares of RM1 each RM	Accumulated losses RM	Total equity RM
2015				
At January 2015	13	100	3,095	3,195
Transaction with shareholders:				
- Issuance of shares	13	51,606,375	-	51,606,375
Net loss and total comprehensive loss for the financial year		-	(1,389,878)	(1,389,878)
At 31 December 2015		51,606,475	(1,386,783)	50,219,692
2014				
At date of incorporation on 8 August 2014	13	2	-	2
Transaction with shareholders:				
- Issuance of shares	13	98	-	98
Net profit and total comprehensive income for the financial period		-	3,095	3,095
At 31 December 2014		100	3,095	3,195

Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2015

	Note	Financial year ended 31.12.2015 RM	Financial period from 8.8.2014 (date of incorporation) to 31.12.2014 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss)/profit for the financial year/period		(1,389,878)	3,095
Adjustments for:			
Taxation		12,000	83
Interest income		(14)	(7,418)
		(1,377,892)	(4,240)
Working capital changes:			
Receivables		572,978	(708,300)
Payables		4,550,456	704,266
Intercompany		136,075	-
		3,881,617	(8,274)
Tax paid		(12,000)	-
Net cash generated from/(used in) operating activities		3,869,617	(8,274)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(69,116,924)	(1,591,977)
Purchase of intangible assets		(10,864,500)	-
Advance to a related company		(71,050,000)	-
Interest received		2,299,112	7,418
Net cash used in investing activities		(148,732,312)	(1,584,559)

Company No.

1104073	D

FGV GREEN ENERGY SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2015 (CONTINUED)

	Note	Financial year ended 31.12.2015 RM	Financial period from 8.8.2014 (date of incorporation) to 31.12.2014 RM
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of shares		29,343,002	100
Advances from shareholders		52,143	2,484,350
Loan from a related company		120,233,800	-
Net cash generated from financing activities		149,628,945	2,484,450
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,766,250	891,617
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR/ DATE OF INCORPORATION		891,617	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR/PERIOD	11	5,657,867	891,617

Significant non-cash transaction:

During the financial year, the Company increased its issued and paid-up share capital from RM100 to RM51,606,475 by way of issuance of 51,606,375 ordinary shares of RM1 each, out of which, 29,343,002 of the ordinary shares was issued for cash, 2,484,048 ordinary shares via conversion of advances from the immediate holding company, Felda Global Ventures Downstream Sdn. Bhd. and the shareholders, M2 Capital Sdn Bhd and Benefuel International Holdings S.A.R.L, and 19,779,325 ordinary shares by consideration other than cash.

During the financial year, RM4,821,738 of accrued interest expense (2014: Nil) offsetted by interest income received of RM2,299,098 (2014: Nil) had been capitalised within addition of property, plant and equipment.

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2015

1 GENERAL INFORMATION

The Company is a private limited liability company, incorporated and domiciled in Malaysia.

The principal activities of the Company are processing and sale of biodiesel products.

The Directors regard Felda Global Ventures Downstream Sdn. Bhd. and Felda Global Ventures Holdings Berhad, a company listed on the Main Market of Bursa Malaysia Securities Berhad, as the immediate and ultimate holding companies, respectively. Both companies are incorporated in Malaysia.

The address of the registered office and principal place of business of the Company is as follows:

Registered office:

Level 45, Menara Felda, Platinum Park
No.11, Persiaran KLCC
50088 Kuala Lumpur

Principal place of business:

Level 19, Menara Felda, Platinum Park
No.11, Persiaran KLCC
50088 Kuala Lumpur

2 BASIS OF PREPARATION

The financial statements of the Company have been prepared in accordance with the Malaysian Financial Reporting Standards ("MFRS"), International Financial Reporting Standards and the requirements of Companies Act, 1965 in Malaysia.

The financial statements have been prepared under the historical cost convention unless otherwise indicated in the individual policy statements in Note 3 to the financial statements.

The preparation of financial statements in conformity with MFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.

The Company incurred a net loss of RM1,389,878 for the financial year ended 31 December 2015. At that date, the Company had net current liabilities of RM53,655,674. The preparation of the Company's financial statements based on the going concern basis is dependent on the financial support from its ultimate holding company (Note 23).

It also requires Directors to exercise their judgment in the process of applying the Company's accounting policies. Although these estimates and judgment are based on the Directors' best knowledge of current events and actions, actual results may differ. There are no areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements during the financial year.

2 BASIS OF PREPARATION (CONTINUED)

(i) Accounting pronouncements that are effective and have been adopted by the Company as at 1 January 2015:

- Annual Improvements to MFRSs 2010 – 2012 Cycle (MFRS 13 'Fair Value Measurement', MFRS 116 'Property, Plant and Equipment', MFRS 124 'Related Party Disclosures' and MFRS 138 'Intangible Assets')
- Annual Improvements to MFRSs 2011 – 2013 Cycle (Amendments to MFRS 1 'First-time Adoption of Financial Reporting Standards' and MFRS 13 'Fair Value Measurement')
- Amendments to MFRS 119 'Employee Benefits' - Defined benefit plans: employees contributions

The adoption of the above amendments to published standards did not have any significant impact on the financial statements of the Company.

(ii) Accounting pronouncements that are not yet effective and have not been early adopted by the Company:

Effective for annual periods beginning on or after 1 January 2016 with earlier application permitted

- Amendments to MFRS 101 "Presentation of Financial Statements' - Disclosure initiative
- Amendments to MFRS 116 'Property, Plant and Equipment' and MFRS 138 'Intangible Assets' - Clarification of acceptable methods of depreciation and amortisation
- Amendments to MFRS 7 'Financial Instruments: Disclosures' and MFRS 119 'Employee Benefits'

Effective for annual periods beginning on or after 1 January 2018 with earlier application permitted

- MFRS 9 'Financial Instruments'
- MFRS 15 'Revenue'

The effects of the above accounting pronouncements are currently being assessed by the Directors.

3 SIGNIFICANT ACCOUNTING POLICIES

(a) Property, plant and equipment

Property, plant and equipment are initially stated at cost. All property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an item of property, plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Cost also includes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset.

Major spare parts, stand-by equipment and servicing equipment are classified as property, plant and equipment rather than inventory when they are expected to be used during more than one period.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Company and the costs of the item can be measured reliably. The carrying amount of replaced parts are derecognised. All other repairs and maintenance are charged to profit or loss during the financial year in which they are incurred.

Spare parts or servicing equipment recognised as property, plant and equipment would be depreciated over a period that does not exceed the useful life of the asset to which they relate. All property, plant and equipment are depreciated on a straight line basis to write off the cost of each asset to their residual values over their estimated useful lives as follows:

Property, plant and equipment	Estimated useful lives (years)
Furniture and fittings	10

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

Depreciation on property, plant and equipment ceases at the earlier of derecognition and classification as held for sale. Depreciation on assets under construction commences when the assets are ready for their intended use.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in 'other operating income', in profit or loss.

At each statement of financial position date, the Company assess whether there is any indication of impairment. If such an indication exists, an asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. See significant accounting policies Note 3(b) on impairment of non-financial assets.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill or intangible asset not ready to use, are not subject to amortisation and are tested annually for impairment, or when events or circumstances occur indicating that impairment may exist. Property, plant and equipment and other non-current non-financial assets, including intangible assets with definite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

The impairment loss is charged to profit or loss. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impaired asset, except goodwill, are reviewed for possible reversal of impairment at each reporting date.

(c) Financial assets

Classification

The Company classifies its financial assets as loans and receivables financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company's receivables comprise of receivables, advance to a related company and cash and cash equivalents in the statement of financial position.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Financial assets (continued)

Recognition and initial measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Company commits to purchase or sell the asset.

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.

Subsequent measurement - gains and losses

Loans and receivables are subsequently carried at amortised cost using the effective interest method.

De-recognition

Financial assets are de-recognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Receivables that are factored out to banks and other financial institutions with recourse to the Company are not derecognised until the recourse period has expired and the risks and rewards of the receivables have been fully transferred. The corresponding cash received from the financial institutions is recorded as borrowings.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Impairment of financial assets

(i) Assets carried at amortised cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

- Significant financial difficulty of the issuer or obligor;
- A breach of contract, such as a default or delinquency in interest or principal payments;
- The Company, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
- It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
- The disappearance of an active market for that financial asset because of financial difficulties; or
- Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
  (a) Adverse changes in the payment status of borrowers in the portfolio; and
  (b) National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognised in profit and loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument's fair value using an observable market price.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Impairment of financial assets (continued)

(i) Assets carried at amortised cost (continued)

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss.

When an asset is uncollectible, it is written off against the related allowance account. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined.

(e) Financial liabilities

Financial liabilities are recognised on the statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the financial instrument.

Financial liabilities are recognised initially at fair value, plus, in the case of financial liabilities other than derivatives, directly attributable transactions costs.

Subsequent to initial recognition, all financial liabilities are measured at amortised cost using the effective interest method except for derivatives which are measured at fair value.

For financial liabilities other than derivatives, gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.

A financial liability is derecognised when the obligation under the liability is extinguished. When an existing financial liability is replaced by another from the same lender on substantially difference terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(f) Current and deferred income tax

Tax expenses for the year comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Current and deferred income tax (continued)

Current tax is the expected amount of income taxes payable in respect of the taxable profit for the financial year and is measured using the tax rates that have been enacted or substantially enacted at the statement of financial position date.

Deferred tax is provided for on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised.

Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred and income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(g) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably. The following specific recognition criteria must also be met before revenue is recognised:

(i) Revenue from sale of goods

Revenue from sale of goods is typically recognised upon the delivery of goods, when significant risks and rewards of ownership of the goods are transferred to the buyer.

(ii) Interest income

Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognised using the original effective interest rate.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(i) Employee benefits

(i) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(ii) Defined contribution plan

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Such contributions are recognised as an expense in profit or loss as incurred.

(j) Equity instruments

Ordinary shares and special share are classified as equity. Dividends on ordinary shares are recognised in the period in which they are declared.

The transaction costs of an equity transactions are accounted for as a deduction from equity, net of tax. Equity transaction costs comprise only those incremental external costs directly attributable to the equity transaction which would otherwise have been avoided.

(k) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Foreign currencies (continued)

(ii) Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

All foreign exchange gains and losses are presented in profit or loss.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(l) Operating leases – the Company as lessee

Operating lease payments are recognised as an expense on a straight-line basis over the term of the relevant lease. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Initial direct costs incurred by the Company in negotiating and arranging operating leases are recognised in profit or loss when incurred.

(m) Intangible asset

The intangible asset relates to the non-exclusive license and rights under Benefuel Patent Rights to make, use, offer for sale, and make sales of the Licensed Products and Licensed Services and to practice the Licensed Method at the Company's biodiesel plant located in Kuantan, Pahang. The license expires on 21 December 2033.

Amortisation will commence upon commencement of the production and sale of products manufactured at the Kuantan plant.

4 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a) Financial risk management policies

The Company is exposed to market risk (including interest rate risk and foreign currency exchange risk), credit risk and liquidity risk arising from its business activities. The main objective of the Company is to ensure that the Company adds investment value to its shareholders' and to ensure that financial resources are adequate for the Company's operational development.

The Board of Directors has overall responsibility for the oversight of financial risk management which include risk identification, operational or strategic, and the subsequent action plans to manage these risks. Management is responsible for identifying, monitoring and managing the Company's risk exposures.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in market interest rates.

The Company is not exposed to interest rate risk as all of its fixed deposits placements and advances due to and from a related company as at year end are at fixed interest rates. Other financial assets and financial liabilities are non-interest bearing, and therefore are not affected by changes in interest rates.

(ii) Foreign currency exchange risk

Currency risk arises when transactions are denominated in foreign currencies. The Company is exposed to currency risk as a result of its foreign currency transactions mainly in United States Dollar ("USD") for certain financial instruments. The impact of foreign exchange rate fluctuation as at the end of financial year would not materially impact the profit before taxation of the Company.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company's financial assets' maximum exposure as at the end of the financial year equal to their carrying amount as the financial assets are not collateralised.

The Company's deposits, bank and cash balances were largely placed with major financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions, including those non-rated financial institutions of which certain fixed deposits have been placed, is remote on the basis of their financial strength.

4 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a) Financial risk management policies (continued)

Liquidity risk

Liquidity risk is the risk that the entity will encounter difficulty in meeting obligations due to shortage of funds. The Company maintains sufficient liquidity by closely monitoring its cash flow. Due to the dynamic nature of its underlying business, the Company adopts prudent liquidity risk management policies in maintaining sufficient cash and utilisation of capital injection from the immediate holding company and the shareholders. As at the statement of financial position date, the remaining contractual maturity period for all of the Company's financial liabilities is within a period of less than 1 year.

(b) Capital risk management policies

As at 31 December 2015, the Company has outstanding loan from a related company of RM125,055,538 (2014: RM Nil) and advances from shareholders of RM52,445 (2014: RM2,484,350). The Company maintains sufficient liquidity by closely monitoring its cash flow and financing availability through financial support from shareholders.

5 OTHER INCOME

	Financial year ended 31.12.2015 RM	Financial period from 8.8.2014 (date of incorporation) to 31.12.2014 RM
Realised foreign exchange gain	-	1,293
Interest income	14	7,418
	14	8,711

6 LOSS/PROFIT BEFORE TAXATION

The following amounts have been charged in arriving at (loss)/profit before taxation:

	Financial year ended 31.12.2015	Financial period from 8.8.2014 (date of incorporation) to 31.12.2014
	RM	RM
Auditors' remuneration	9,000	1,500
Directors' fees	5,500	3,500
Lease of land	219,200	-
Security charges	203,932	-
Electricity	280,560	-
Staff costs *	389,481	-

* Staff costs are analysed as follows:

Salaries, allowances and bonuses	360,232	-
Defined contribution plan	28,649	-
Other benefits	600	-
	389,481	-

7 TAXATION

	Financial year ended 31.12.2015 RM	Financial period from 8.8.2014 (date of incorporation) to 31.12.2014 RM
Malaysian current tax		
- in respect of current financial year/period	12,000	83

The numerical reconciliation of the relationship between tax expense and (loss)/profit before taxation is as follows:

	Note	Financial year ended 31.12.2015 RM	Financial period from 8.8.2014 (date of incorporation) to 31.12.2014 RM
(Loss)/profit before taxation		(1,377,878)	3,178
Tax calculated at Malaysian tax rate of 25% (2014: 25%)		(344,470)	795
Tax effect of:			
- expenses not deductible for tax purposes		45,163	1,379
- income not subject to tax		-	(2,091)
- tax losses not recognise as deferred tax assets		311,307	-
Tax expense		12,000	83

Management has not recognised deferred tax assets arising from unused tax losses in the statement of financial position, as the commencement of the plant in Kuantan has yet to begin. As such, the management deems the availability of future taxable profit for which the deferred tax assets are to be offset with have not been confirmed.

The amount of unused tax losses for which no deferred tax assets are recognised in the statement of financial position is as follows:

	2015 RM	2014 RM
Unused tax losses	1,297,113	-

8 PROPERTY, PLANT AND EQUIPMENT

	Furniture & fittings RM	Assets under construction RM	Total RM
2015			
Cost			
At 1 January 2015	-	1,591,977	1,591,977
Additions	10,302	91,408,587	91,418,889
At 31 December 2015	10,302	93,000,564	93,010,866
Accumulated depreciation			
At 1 January 2015 / 31 December 2015	-	-	-
Net book value at 31 December 2015	10,302	93,000,564	93,010,866

	Furniture & fittings RM	Assets under construction RM	Total RM
2014			
Cost			
At date of incorporation on 8 August 2014	-	-	-
Additions	-	1,591,977	1,591,977
At 31 December 2014	-	1,591,977	1,591,977
Accumulated depreciation			
At date of incorporation on 8 August 2014 / 31 December 2014	-	-	-
Net book value at 31 December 2014	-	1,591,977	1,591,977

Included in the additions of assets under construction is net interest expense capitalised of RM2,522,640 (2014: Nil). The net interest capitalised relates to interest expense of RM4,821,738 (2014: Nil), offsetted with interest income of RM2,299,098 (2014: Nil).

9 INTANGIBLE ASSET

	RM
2015	
Cost	
At 1 January 2015	-
Additions	10,864,500
At 31 December 2015	10,864,500
Accumulated depreciation	
At January 2015 / 31 December 2015	-
Net book value at 31 December 2015	10,864,500

The intangible asset relates to the non-exclusive license and rights under Benefuel Patent Rights to make, use, offer for sale, and make sales of the Licensed Products and Licensed Services and to practice the Licensed Method at the Company's biodiesel plant located in Kuantan, Pahang. The license expires on 21 December 2033.

10 RECEIVABLES

	2015 RM	2014 RM
Deposit	60,000	708,300
Goods and services tax ("GST") recoverable	75,322	-
	135,322	708,300

The receivables are denominated in Ringgit Malaysia.

11 DEPOSITS, CASH AND BANK BALANCES

	2015 RM	2014 RM
Deposit with licensed bank	5,437,401	841,672
Cash and bank balances	220,466	49,945
Cash and cash equivalents	5,657,867	891,617

Credit rating profiles of financial institutions and banks in which the deposits have been placed are as follow:

	2015 RM	2014 RM
- A1	3,849,237	-
- A2	1,588,164	841,672
-		
	5,437,401	841,672

The deposits, cash and bank balances are denominated as follows:

	2015 RM	2014 RM
- Ringgit Malaysia	5,623,359	849,534
- US Dollar	34,508	42,083
	5,657,867	891,617

Bank balances are deposits held at call with banks, and earn no interest.

12 ADVANCE TO A RELATED COMPANY

	2015 RM	2014 RM
Advance to a related company	71,050,000	-

Advance to a related company relates to the cash placed with a fund management program managed by a related company, FGV Capital Sdn Bhd.

The advances are denominated in Ringgit Malaysia, and bears interest of 3.4% per annum (2014: Nil).

13 SHARE CAPITAL

	2015 RM	2014 RM
Ordinary shares of RM1 each		
Authorised share capital:		
At 1 January	400,000	400,000
Created during the financial year	99,600,000	-
At 31 December	100,000,000	400,000
Issued and fully paid share capital:		
At 1 January	100	2
Issuance of shares	51,606,375	98
At 31 December	51,606,475	100

<u>Share capital changes during the financial year</u>

During the financial year, the Company increased its authorised share capital from RM400,000 to RM100,000,000 by creation of 99,600,000 ordinary shares of RM1 each.

Subsequently, on 3 June 2015, the Company increased its issued and paid-up share capital from RM100 to RM51,606,475 by way of issuance of 51,606,375 ordinary shares of RM1 each, out of which, 29,343,002 of the ordinary shares was issued for cash, 2,484,048 ordinary shares via conversion of advances from the immediate holding company, Felda Global Ventures Downstream Sdn. Bhd. and the shareholders, M2 Capital Sdn Bhd and Benefuel International Holdings S.A.R.L, and 19,779,325 ordinary shares by consideration other than in cash.

The issuance of shares was made to partially finance the acquisition of a biodiesel plant in Kuantan including the relevant retrofitting and refurbishment works necessary to bring the plant to its intended use.

The new ordinary shares issued during the financial year ranked pari passu in all respects with the existing ordinary shares of the Company.

<u>Share capital changes during the previous financial period</u>

The Company was incorporated on 8 August 2014 with an authorised share capital of RM400,000 divided into 400,000 shares of RM1 each. The issued and paid up share capital of the Company as at the date of incorporation was RM2 divided into 2 shares of RM1 each (subscribers' shares).

On 26 September 2014 issued and paid-up share capital has increased by RM98 by way of issuance of 98 ordinary shares of RM1.00 each for cash.

14 PAYABLES

	2015 RM	2014 RM
Other payables	5,006,775	699,266
Other accruals	248,030	5,083
	5,254,805	704,349

The payables are denominated as follows:

- Ringgit Malaysia	5,244,389	467,992
- US Dollar	10,416	236,357
	5,254,805	704,349

15 ADVANCES FROM SHAREHOLDERS

The advances from shareholders are unsecured, interest free and repayable on demand.

The advances from shareholders are denominated as follows:

	2015 RM	2014 RM
- Ringgit Malaysia	34,398	2,108,602
- US Dollar	18,047	375,748
	52,445	2,484,350

During the financial year, RM2,484,048 of the advances from shareholders were converted into 2,484,08 ordinary shares of the Company at RM1 each.

16 AMOUNTS DUE TO ULTIMATE HOLDING COMPANY AND OTHER RELATED COMPANIES

	2015 RM	2014 RM
Amounts due to:		
Ultimate holding company	302	-
Other related companies	135,773	-

The amounts due to ultimate holding company and other related companies are unsecured, interest free and have terms of repayment between 30 to 60 days.

All amounts due to ultimate holding company and other related companies are denominated in Ringgit Malaysia.

17 LOAN FROM A RELATED COMPANY

	2015 RM	2014 RM
Loan from a related company	125,055,538	-

Included in the loan from a related party is interest payable amounting to RM4,821,738.

The loan to related company relates to a bridging loan from FGV Capital Sdn Bhd amounting to RM120,233,800, being 70% of fund required to finance the acquisition of plant in Kuantan from Mission Biofuels Sdn Bhd including the retrofitting and refurbishment works necessary to bring the plant to working condition for its intended use. The interest rate on the loan is 4.56%.

18 OPERATING LEASE COMMITMENTS

The Company as lessee

The Company leases premises from various parties under operating lease arrangements. These leases are cancellable and typically run for a period of 13 years.

None of the leases includes contingent rentals. There are no restrictions placed upon the Company by entering into these leases.

The future aggregated minimum lease payments under operating leases are as follows:

	2015 RM	2014 RM
No later than 1 year	330,871	-
Later than 1 year and no later than 5 years	1,323,487	-
Later than 5 years	2,316,102	-
	3,970,460	-

The lease payments recognised in profit or loss during the financial year amounted to RM219,200 (2014: Nil).

19 CAPITAL COMMITMENTS

Capital expenditure at the statement of financial position date but not provided for in the financial statements are as follows:

	2015 RM	2014 RM
Property, plant and equipment:		
- authorised and contracted	2,520,000	-
- authorised but not contracted	82,827,384	-

20 SIGNIFICANT RELATED PARTY TRANSACTIONS

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances.

These transactions are conducted in the ordinary course of the Company's business on terms consistently applied in accordance with the Company's internal policies and processes. These terms do not depend on whether the counterparties are government-related entities or not.

Related parties and their relationship with the Company are as follows:

Related parties	Relationship
Felda Global Ventures Holding Berhad ("FGVH")	Ultimate holding company
Felda Global Ventures Downstream Sdn Bhd ("FGVD")	Immediate holding company
Felda Security Services Sdn Bhd ("FSSSB")	Subsidiary of FHB
Felda Global Ventures Capital Sdn Bhd ("FGVC")	Subsidiary of FGVH
Felda Global Ventures Biotechnologies Sdn Bhd ("FGVB")	Subsidiary of FGVD

20 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(a) Transactions with related parties

	2015 RM	2014 RM
Purchases of services:		
FSSSB	203,932	-

(b) Year-end balances arising from sales/purchases of good/services

	2015 RM	2014 RM
Amounts due from other related companies:		
FSSSB	58,927	-
FGVB	76,846	-
Amount due to ultimate holding company		
FGVH	302	-

21 FINANCIAL INSTRUMENTS

2015

	Loans and receivables RM
Assets as per statement of financial position	
Receivables, excluding GST recoverable	60,000
Deposits, cash and bank balances	5,657,867
Advance to a related company	71,050,000
	76,767,867

21 FINANCIAL INSTRUMENTS (CONTINUED)

2015 (continued)

	Other financial liabilities at amortised costs
	RM
Liabilities as per statement of financial position	
Payables	5,254,805
Advances from shareholders	52,445
Amount due to ultimate holding	302
Amounts due to other related companies	135,773
Loan from a related company	125,055,538
	130,498,863

2014

	Loans and receivables
	RM
Assets as per statement of financial position	
Receivables	708,300
Deposits, cash and bank balances	891,617
	1,599,917

	Other financial liabilities at amortised costs
	RM
Liabilities as per statement of financial position	
Payables	704,349
Advances from shareholders	2,484,350
	3,188,699

The fair values of the financial instruments approximate their respective carrying values, as the impact of discounting is not material.

22 SUBSEQUENT EVENT

On 12 February 2016, the Company obtained approval for the extension of the loan tenure for the loan from a related company of RM125,055,538 (Note 17) for an additional six (6) months maturing on 15 August 2016 and carries interest rate of 4.58% per annum.

23 FINANCIAL SUPPORT LETTER

The ultimate holding company, Felda Global Ventures Holdings Berhad has confirmed its present intention to provide continuing financial support to the Company so as to enable the Company to meet its liabilities as and when they fall due.

24 APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved for issue in accordance with a resolution of the Board of Directors dated 29 March 2016.